Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of September 30, 2020, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 54 localized websites and apps available in 32 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Δ Y/Y	2020	2019	Δ Y/Y
Total revenue	60.6	250.5	(76)%	216.6	683.2	(68)%
Qualified Referrals (in millions)	82.5	162.0	(49)%	200.0	422.6	(53)%
Revenue per Qualified Referral (in €)	0.71	1.53	(54)%	1.04	1.59	(35)%
Operating income/(loss)	(1.4)	2.9	n.m.	(243.3)	27.2	n.m.
Net income/(loss)	(2.3)	0.3	n.m.	(236.7)	14.0	n.m.
Return on Advertising Spend	190.3%	122.8%	67.5 ppts	150.6%	129.0%	21.6 ppts
Adjusted EBITDA(1)	6.1	11.3	(46)%	(8.9)	51.5	n.m.
n.m. not meaningful
Note: We have reclassified certain amounts related to our prior period results to conform to our current period presentation.
(1) “Adjusted EBITDA” is a non-GAAP measure. In our Earnings release for the quarter ended March 31, 2020, we changed our definition to adjust for impairment of intangible assets and goodwill and other items Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 19 to 20 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
In the third quarter of 2020, we experienced a seasonal increase in volumes as travel activities resumed in the summer after the easing of lockdown restrictions imposed in our main markets. The increase was predominantly driven by trips to nearby nature destinations, and was most pronounced in Developed Europe, where the COVID-19 pandemic was relatively muted in the summer months compared to other geographic markets.

The dynamics within the online travel ecosystem have not changed significantly in the third quarter of 2020. The trends that we previously observed in performance marketing auctions continued to persist. Bids across performance marketing channels remain soft, and industry participants have only gradually returned to the auction. As a result, we have seen a moderate increase in competition both in our own marketplace and in other performance marketing channels. However, with the recent increase of infection rates in Europe, our marketplace has again become more volatile in that region.

With the return of the colder weather in October in the Northern Hemisphere, a second wave of infections has materialized. As a result, most European countries have implemented partial or full lockdown measures again, and consequently, travel activity levels are again declining. However, we believe that a continuation of the current progress made with respect to COVID-19, including improved testing, treatment and a potential vaccination, will lead to the start of a normalization of travel activity levels in the second half of 2021.

It remains difficult for us to forecast our financial outlook for the fourth quarter of 2020 and the first half of 2021. Factors that our actual financial performance will ultimately depend upon, including new infection rates and the actual and perceived safety of traveling, are subject to significant change, and although we believe that there is a chance of some recovery going into next year, we are preparing for the continuation of soft demand.

The restructuring that we announced earlier this year has been fully implemented, and our operations are now consolidated at our headquarters in Dusseldorf, Germany.

Update on the Supervisory Board
On October 22, 2020, the Supervisory Board extended Rolf Schrömgens' term on the Supervisory Board. Mr. Schrömgens was designated a temporary member of Supervisory Board effective upon the expiration of his current term on December 31, 2020 until our next general meeting of shareholders. Upon his designation as temporary member of the Supervisory Board, Mr. Schrömgens will continue to have all powers and responsibilities of a Supervisory Board member, as if he had been appointed by the general meeting of shareholders.

Revenue
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates on our marketplace and bids for each user click on an advertised rate for a hotel or other accommodation mainly on a cost-per-click, or CPC, basis. In the third quarter of 2020, we started to offer our advertisers the option to bid on a cost-per-acquisition, or CPA, basis as a new method to participate on our marketplace. We will continue to roll this out over the coming months.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World. Our Americas segment is comprised of Argentina, Barbados, Brazil, Canada, Chile, Colombia, Costa Rica, Ecuador, Mexico, Panama, Peru, Puerto Rico, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, Malta, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the third quarter of 2020 the most significant countries by revenue were Japan, Turkey, Australia, Malaysia and Russia.

We also earn subscription fees for certain services we provide to advertisers, such as the PRO Package of Business Studio, although such subscription fees do not represent a significant portion of our revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Δ €	Δ %	2020	2019	Δ €	Δ % Y/Y
Americas	€15.2	€96.3	(81.1)	(84)%	€76.4	€249.2	(172.8)	(69)%
Developed Europe	32.5	104.2	(71.7)	(69)%	94.7	287.5	(192.8)	(67)%
Rest of World	10.6	46.7	(36.1)	(77)%	37.8	135.4	(97.6)	(72)%
Total Referral Revenue	€58.3	€247.2	(188.9)	(76)%	€208.9	€672.1	(463.2)	(69)%
Other revenue	2.4	3.4	(1.0)	(29)%	7.7	11.1	(3.4)	(31)%
Total revenue	€60.6	€250.5	(189.9)	(76)%	€216.6	€683.2	(466.6)	(68)%
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Total revenue decreased by €189.9 million, or by 76%, during the third quarter of 2020 compared to the same period in 2019. During the nine months ended September 30, 2020, total revenue decreased by €466.6 million, or by 68%, compared to the same period in 2019.

In the third quarter of 2020, Referral Revenue declined to €15.2 million, €32.5 million and €10.6 million in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In the first nine months ended September 30, 2020, Referral Revenue amounted to €76.4 million, €94.7 million and €37.8 million in Americas, Developed Europe and RoW, respectively. In all three segments, Referral Revenue was negatively impacted by significant declines in Qualified Referrals and Revenue Per Qualified Referral (RPQR). Other revenue decreased by €1.0 million, or 29%, during the third quarter of

2020, and by €3.4 million, or 31%, during the nine months ended September 30, 2020, due to a decrease in subscription revenue.

Qualified Referrals
Qualified Referrals indicate the number of unique visitors per day that generate at least one referral. The following table sets forth the Qualified Referrals for our reportable segments:

Qualified Referrals by Segment (in millions)

	Three months ended September 30,				Nine months ended September 30,
	2020	2019	Δ	Δ %	2020	2019	Δ	Δ % Y/Y
Americas	15.2	43.0	(27.8)	(65)%	54.9	117.0	(62.1)	(53)%
Developed Europe	40.0	65.0	(25.0)	(38)%	81.2	162.3	(81.1)	(50)%
Rest of World	27.3	54.0	(26.7)	(49)%	63.9	143.3	(79.4)	(55)%
Total	82.5	162.0	(79.5)	(49)%	200.0	422.6	(222.6)	(53)%

In the third quarter of 2020, total Qualified Referrals decreased by 49% as Qualified Referrals decreased by 65%, 38% and 49% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. The period-over-period decrease in Qualified Referrals was primarily driven by significant traffic volume declines resulting from the subdued levels of travel activities due to the COVID-19 pandemic and subsequent reductions in our Advertising Spend across all of our segments. Travel restrictions and warnings from governments and local municipalities as well as significant uncertainty among travelers led to the decrease in traffic volume in the third quarter of 2020 compared to the same period in 2019. This decrease was comparably less pronounced in Developed Europe where the COVID-19 pandemic was relatively muted in the summer months and more significant in Americas, which experienced a higher number of COVID-19 infections during the third quarter of 2020.

During the nine months ended September 30, 2020, Qualified Referrals decreased by 53% compared to the same period in 2019 primarily driven by significant decreases in traffic volumes as described above. Qualified Referrals decreased by 53%, 50% and 55% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019.

Revenue Per Qualified Referral
We use RPQR to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period. RPQR is a key financial metric that describes the quality of our referrals, the efficiency of our marketplace and, as a consequence, how effectively we monetize the referrals we provide our advertisers. Furthermore, we use RPQR to help us detect and analyze changes in market dynamics. The following table sets forth the RPQR for our reportable segments for the periods indicated:

RPQR by Segment (in €)

	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Δ %	2020	2019	Δ % Y/Y
Americas	€1.00	€2.24	(55)%	€1.39	€2.13	(35)%
Developed Europe	0.81	1.60	(49)%	1.17	1.77	(34)%
Rest of World	0.39	0.86	(55)%	0.59	0.94	(37)%
Consolidated RPQR	€0.71	€1.53	(54)%	€1.04	€1.59	(35)%

In the third quarter of 2020, Consolidated RPQR decreased by 54% as RPQR decreased by 55%, 49% and 55% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. Although most of our advertisers have gradually re-engaged in marketing activities on our platform, they continue to be cautious which is reflected in lower bidding levels across all segments compared to the same period in 2019. The softness in bids was the primary driver for the year-over-year decline in RPQR across all segments. In addition, we experienced negative impacts from foreign exchange rate effects, in particular due to the relative weakening of the U.S. dollar and certain currencies in Latin Americas to the euro.

In the nine months ended September 30, 2020, Consolidated RPQR decreased by 35% as RPQR decreased by 35%, 34% and 37% in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. RPQR was negatively impacted by the weaker advertiser bidding levels described above, as well as significant reductions by advertisers of their bids on our platform and the deactivations of campaigns in initial response to the COVID-19 outbreak in the first quarter of 2020.

Advertiser Concentration
We generate the large majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 22% and 29% in the third quarter of 2020 and in the nine months ended September 30, 2020, respectively, compared to 32% and 35%, respectively, in the same periods in 2019. For brands affiliated with Booking Holdings, including Booking.com and Agoda, the share of our Referral Revenue was 53% and 44% in the third quarter of 2020 and in the nine months ended September 30, 2020, respectively, compared to 43% and 40% in the same periods in 2019.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric. The following table sets forth the ROAS for our reportable segments:

ROAS by Segment (in %)

	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Δ ppts	2020	2019	Δ ppts
ROAS
Americas	251.3%	123.7%	127.6 ppts	146.7%	124.9%	21.8 ppts
Developed Europe	163.1%	135.6%	27.5 ppts	164.6%	143.6%	21.0 ppts
Rest of World	227.0%	100.2%	126.8 ppts	130.1%	111.5%	18.6 ppts
Consolidated ROAS	190.3%	122.8%	67.5 ppts	150.6%	129.0%	21.6 ppts

In the third quarter of 2020, consolidated ROAS was 190.3%, compared to 122.8% in the same period in 2019. In Americas, Developed Europe and RoW, ROAS increased to 251.3%, 163.1% and 227.0%, respectively. The increases were mainly driven by significant reductions in brand marketing activities and higher ROAS targets in our performance marketing channels in reaction to the COVID-19 pandemic. As a result, Advertising Spend decreased by €71.9 million, €56.9 million and €41.9 million in Americas, Developed Europe and RoW, respectively. In all segments, ROAS was negatively impacted by significant declines in Qualified Referrals and RPQR. In the nine months ended September 30, 2020, consolidated ROAS increased to 150.6%, compared to 129.0% in the same period in 2019. ROAS improved by 21.8 ppts, 21.0 ppts and 18.6 ppts in Americas, Developed Europe and RoW, respectively, compared to the same period in 2019. In the nine months ended September 30, 2020, the increases in ROAS were mainly driven by significant reductions in Advertising Spend that more than offset the declines in Qualified Referrals and RPQR.

Expenses
Expenses by Cost Category (€ millions)

	Costs and Expenses			As a % of Revenue
	Three months ended September 30,			Three months ended September 30,
	2020	2019	Δ %	2020	2019	Δ in ppts
Cost of revenue	€2.6	€2.6	—%	4%	1%	3%
of which share-based compensation	0.1	0.1	—%
Selling and marketing	36.6	212.9	(83)%	60%	85%	(25)%
of which share-based compensation	0.2	0.5	(60)%
Technology and content	14.8	17.4	(15)%	24%	7%	17%
of which share-based compensation	0.9	1.1	(18)%
General and administrative	8.0	14.3	(44)%	13%	6%	7%
of which share-based compensation	2.5	3.7	(32)%
Amortization of intangible assets	0.0	0.4	(100)%	0%	0%	—%
Total costs and expenses	€62.0	€247.6	(75)%	102%	99%	3%
Note: We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

	Costs and Expenses			As a % of Revenue
	Nine months ended September 30,			Nine months ended September 30,
	2020	2019	Δ % Y/Y	2020	2019	Δ in ppts
Cost of revenue	€8.1	€6.5	25%	4%	1%	3%
of which share-based compensation	0.2	0.2	—%
Selling and marketing	160.8	557.0	(71)%	74%	82%	(8)%
of which share-based compensation	0.9	1.9	(53)%
Technology and content	50.7	53.3	(5)%	23%	8%	15%
of which share-based compensation	3.1	4.8	(35)%
General and administrative	32.3	37.9	(15)%	15%	6%	9%
of which share-based compensation	7.2	8.8	(18)%
Amortization of intangible assets	0.4	1.3	(69)%	0%	0%	—%
Impairment of goodwill	207.6	—	100%	96%	—%	96%
Total costs and expenses	€459.9	€656.0	(30)%	212%	96%	116%
Note: We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Cost of revenue
In the third quarter of 2020, cost of revenue remained stable at €2.6 million. In the nine months ended September 30, 2020, cost of revenue increased by €1.6 million to €8.1 million, or 25%, period-over-period, mainly due to an increase in costs for third-party cloud-related and data center-related service providers, and higher personnel costs due to higher headcount included in cost of revenue.

Selling and marketing
Selling and marketing expense was 60% of total revenue in the third quarter of 2020, compared to 85% in the same period in 2019.

In the third quarter of 2020, selling and marketing expense decreased by €176.3 million, or by 83%, period-over-period to €36.6 million, of which €30.6 million, or 84%, was Advertising Spend. Advertising Spend decreased to €6.0 million, €19.9 million and €4.7 million in Americas, Developed Europe and RoW, respectively, compared to €77.9 million, €76.8 million and €46.6 million in the same period in 2019.

In the nine months ended September 30, 2020, selling and marketing expense decreased by 71% period-over-period to €160.8 million. We reduced Advertising Spend to €52.0 million, €57.6 million and €29.1 million in Americas, Developed Europe and RoW, respectively, compared to €199.4 million, €200.1 million and €121.5 million in the same period in 2019. These reductions were primarily made in reaction to the COVID-19 pandemic.

In the third quarter of 2020, other selling and marketing expense decreased by €5.6 million to €6.0 million, or 48%, period-over-period, and in the nine months ended September 30, 2020, decreased by €13.9 million to €22.1 million, or 39%, period-over-period.

The decrease in the third quarter of 2020 was mainly driven by lower personnel costs of €2.2 million resulting from lower headcount and employee benefits compared to the same period in 2019, as well as reductions in television advertisement production costs of €1.7 million. Also, we incurred lower digital sales taxes due to the decrease in Referral Revenue caused by the COVID-19 pandemic. The reduction in other selling and marketing expense was also driven by lower office-related expenses and share-based compensation, compared to the same period in 2019.

During the nine months ended September 30, 2020, the decrease in other selling and marketing costs was mostly driven by reductions in television advertisement production costs of €6.8 million and by lower personnel costs of €3.0 million. The reduction in compensation cost relating to lower headcount and employee benefits, compared to the same period in 2019, was slightly offset by restructuring costs incurred in the first half of 2020. Additionally, the decrease in other selling and marketing costs in the nine months ended September 30, 2020 was further driven by lower digital sales tax, share-based compensation and office-related expenses.

Technology and content
In the third quarter of 2020, technology and content expense decreased by €2.6 million to €14.8 million, or 15%, and in the nine months ended September 30, 2020, decreased by €2.6 million to €50.7 million, period-over-period.

The decrease in the third quarter was primarily driven by lower personnel costs of €1.7 million, resulting from lower headcount and employee benefits, partly offset by restructuring costs incurred in the third quarter of 2020. The decrease was further driven by lower office-related expenses, external content development costs and share-based compensation, compared to the same period in 2019.

During the nine months ended September 30, 2020, the decrease in technology and content expense was mainly driven by lower share-based compensation, office-related expenses and external content development costs of €1.7 million, €1.1 million and €1.0 million, respectively, compared to the same period in 2019. These decreases were partly offset by higher third-party IT service provider costs, capitalized software depreciation due to a larger underlying asset and accelerated depreciation as a result of the consolidation of our offices.

A decline in personnel costs was primarily due to lower employee benefits, lower headcount and increased capitalization of our developers' salaries further contributed to the decrease in technology and content expense and was partly offset by personnel-related restructuring costs incurred in 2020.

General and administrative
In the third quarter of 2020, general and administrative expense decreased by €6.3 million to €8.0 million, or 44%, and in the nine months ended September 30, 2020, decreased by €5.6 million to €32.3 million, or 15%, period-over-period.

The decrease in the third quarter of 2020 was primarily driven by lower professional fees and other expenses of €3.5 million, mostly due to lower legal expense and charitable contributions, compared to the same period in 2019. The decrease also resulted from a reduction of expected credit loss allowance in the third quarter of 2020, as well as lower share-based compensation of €1.2 million and lower personnel costs of €1.6 million, which resulted mostly from lower headcount and employee benefits compared to the same period in 2019.

The decrease in the nine months ended September 30, 2020 was primarily driven by lower professional fees and other expenses of €3.2 million, mostly due to lower legal expense and charitable contributions, compared to the same period in 2019. The impact of a cyber-related fraud case, which occurred in the first quarter of 2020, was fully offset by lower office-related expenses compared to the same period in 2019 (see section "Costs across multiple categories"). The decrease in general and administrative expense was also driven by lower share-based compensation of €1.6 million and lower personnel costs of €0.8 million, which resulted mostly from lower headcount and employee benefits compared to the same period in 2019. These decreases in personnel costs were partly offset by restructuring costs incurred in the first half of 2020.

Costs across multiple categories
We announced in the first half of 2020 a restructuring of our organization in order to adjust to the new economic situation. We decided to consolidate our office locations and to reduce our headcount significantly, which resulted in restructuring costs of €0.6 million in the third quarter of 2020 and of €6.3 million in nine months ended September 30, 2020.

Due to the pandemic, trivago reduced employee benefits in 2020, leading to reductions in personnel-related costs.

Office-related expenses reduced by €1.1 million in the third quarter of 2020 and by €2.5 million in the nine months ended September 30, 2020, compared to the same periods in 2020, as unused office space leases were terminated in November 2019.

Share-based compensation decreased by €1.6 million to €3.7 million in the third quarter of 2020, and by €4.3 million to €11.4 million in the nine months ended September 30, 2020, compared to the same periods in 2019.

Amortization of intangible assets
Amortization of intangible assets was nil in the third quarter of 2020, compared to €0.4 million in the same period in 2019, as the intangible assets recognized by Expedia Group upon the acquisition of a majority stake in trivago in 2013 were fully amortized at the end of the first quarter of 2020.

Impairment of goodwill
As a reaction to the continued deterioration of our business due to the COVID-19 pandemic, we performed a goodwill impairment analysis in the first quarter of 2020 in order to analyze the expected economic and financial impacts on our business. As a result, we recorded an impairment charge of €207.6 million in the first quarter of 2020 in order to reflect the expected prolonged deterioration of our business in Americas (€107.5 million), Rest of World (€82.5 million) and Developed Europe (€17.6 million).

Net Income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended September 30,			Nine months ended September 30,
	2020	2019	Δ €	2020	2019	Δ €
Operating income/(loss)	€(1.4)	€2.9	(4.3)	€(243.3)	€27.2	(270.5)
Other income/(expense)
Interest expense	(0.0)	(0.0)	0.0	(0.2)	(0.0)	(0.2)
Other, net	(0.4)	(0.3)	(0.1)	(1.0)	(0.4)	(0.6)
Total other expense, net	€(0.5)	€(0.3)	(0.2)	€(1.2)	€(0.4)	(0.8)

Income/(loss) before income taxes	(1.8)	2.6	(4.4)	(244.5)	26.7	(271.2)
Expense/(benefit) for income taxes	0.6	2.4	(1.8)	(7.4)	12.9	(20.3)
Income/(loss) before equity method investment	€(2.4)	€0.2	(2.6)	€(237.1)	€13.8	(250.9)
Income/(loss) from equity method investment	0.1	0.1	—	0.3	0.2	0.1
Net income/(loss)	€(2.3)	€0.3	(2.6)	€(236.7)	€14.0	(250.7)

Adjusted EBITDA(1)	€6.1	€11.3	(5.2)	€(8.9)	€51.5	(60.4)
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.
(1) “Adjusted EBITDA” is a non-GAAP measure. In our Earnings release for the quarter ended March 31, 2020, we changed our definition to adjust for impairment of intangible assets and goodwill and other items Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 19 to 20 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Net income decreased by €2.6 million to a loss of €2.3 million in the third quarter of 2020, compared to the same period in 2019. The decline was mainly driven by a sharp decline in Referral Revenue due to the COVID-19 pandemic which led to a decrease in our profitability. In the nine months ended September 30, 2020, net income decreased by €250.7 million to a loss of €236.7 million which was mainly driven by the impairment of goodwill of €207.6 million recorded in the first quarter of 2020 and the reduction in profitability due to the COVID-19 pandemic.

Adjusted EBITDA decreased by €5.2 million to €6.1 million in the third quarter of 2020 compared to the same period in 2019. In the nine months ended September 30, 2020, Adjusted EBITDA decreased by €60.4 million to a loss of €8.9 million. During the first quarter of 2020, we changed our Adjusted EBITDA definition to better align with our industry and allow for a financial comparison across quarters that excludes the effects of impairment of intangibles assets and goodwill and certain other items, including restructuring.

Income taxes
In the third quarter of 2020, the income tax expense was €0.6 million, compared to an income tax expense of €2.4 million for the same period in 2019. The total weighted average tax rate was 29.2%, which was mainly driven by the German statutory rate of approximately 31%. Our effective tax rate was -34.7% compared to 91.7% in the third quarter of 2019. The difference between the weighted average tax rate and the effective tax rate is mainly attributable to the impact of share-based compensation expense, which is non-deductible for tax purposes.

For the nine months ended September 30, 2020, the income tax benefit was €7.4 million, compared to an income tax expense of €12.9 million for the same period in 2019. Our effective tax rate was 3.0% compared to 48.3% in the same period in 2019. The difference between the weighted average tax rate and the effective tax rate for the nine months ended September 30, 2020 is primarily attributable to the impact of goodwill impairment and also share-based compensation expense, which is non-deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €2.9 million as of September 30, 2020. A liability for these tax benefits was included under other long-term liabilities in the consolidated financial statements.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €207.5 million as of September 30, 2020, of which €205.2 million were included in current assets and €2.3 million of long-term restricted cash were included in other long-term assets in the balance sheet primarily relating to the campus building, compared to total cash, cash equivalents and restricted cash of €220.5 million as of December 31, 2019. The decrease of €13.0 million during the nine months ended September 30, 2020 was mainly driven by negative cash flows from investing activities of €12.6 million, which primarily related to a purchase of short-term investments of €8.9 million and capital expenditures including internal-use software and website development.

The negative cash flows from investing activities were partly offset by €0.2 million of net cash provided by operating activities, which was mainly due to changes in operating assets and liabilities. Cash flow effects of operating assets and liabilities increased by €14.1 million primarily due to a decrease of accounts receivable of €42.2 million in the nine months ended September 30, 2020. Accounts receivable decreased due to the lower revenue level in the third quarter of 2020 compared to the fourth quarter of 2019. Accounts payable decreased by €26.0 million as of September 30, 2020 as our Advertising Spend in the third quarter of 2020 was significantly lower than in the fourth quarter of 2019.

The net loss of €236.7 million includes non-cash expenses for goodwill impairment loss of €207.6 million and share-based compensation of €11.4 million.

Our current ratio increased from 4.9 as of December 31, 2019 to 7.4 as of September 30, 2020 as the relative decrease in our current assets was lower than the decrease in our current liabilities compared to December 31, 2019.

Update on legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal of part of that judgment at the Australian Federal Court. A judgment on the appeal is scheduled to be issued on November 4, 2020. The court has yet to set a date for a separate trial regarding penalties and other orders. Management has established a provision in respect of this matter.

The outcome of this matter could have a material adverse effect on our business, financial condition or results of operations.

trivago N.V. Condensed consolidated balance sheets
(€ thousands, except per share amounts) (unaudited)

ASSETS	As of September 30, 2020	As of December 31, 2019
Current assets:
Cash and cash equivalents	€205,064	€218,106
Restricted cash	103	122
Accounts receivable, net of allowance for credit losses of €495 and €74 at September 30, 2020 and December 31, 2019, respectively	16,151	37,747
Accounts receivable, related party	10,519	31,139
Short-term investments	19,172	10,000
Tax receivable	7,772	8,565
Prepaid expenses and other current assets	7,346	4,607
Assets classified as held for sale	361	—
Total current assets	266,488	310,286

Property and equipment, net	28,002	33,172
Operating lease right-of-use assets	87,374	96,030
Deferred income taxes	312	735
Other long-term assets	5,371	7,274
Intangible assets, net	169,551	169,924
Goodwill	282,641	490,590
TOTAL ASSETS	€839,739	€1,108,011

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€7,394	€33,391
Income taxes payable	22	549
Deferred revenue	3,541	5,553
Payroll liabilities	2,967	4,055
Accrued expenses and other current liabilities	15,600	14,763
Operating lease liability	6,259	5,037
Liabilities related to assets classified as held for sale	278	—
Total current liabilities	36,061	63,348

Operating lease liability	86,787	94,660
Deferred income taxes	43,820	50,927
Other long-term liabilities	3,600	4,289

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 55,482,958 and 50,816,706 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	3,329	3,049
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 298,187,967 and 301,687,967 shares issued and outstanding as of September 30, 2020 and December 31, 2019, respectively	178,913	181,013
Reserves	794,321	781,060
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	42	62
Accumulated deficit	(429,441)	(192,704)
Total stockholders' equity	669,471	894,787
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€839,739	€1,108,011

trivago N.V. Condensed consolidated statements of operations
(€ thousands, except per share amounts) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Revenue	€47,399	€170,031	€154,279	€448,211
Revenue from related party	13,243	80,505	62,298	234,939
Total revenue	60,642	250,536	216,577	683,150

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)(3)	2,644	2,558	8,112	6,538
Selling and marketing, including related party (1)(2)(3)	36,553	212,929	160,777	557,031
Technology and content, including related party (1)(2)(3)	14,786	17,371	50,695	53,264
General and administrative, including related party (1)(2)(3)	7,992	14,353	32,316	37,891
Amortization of intangible assets (2)	12	421	373	1,263
Impairment of goodwill	—	—	207,618	—
Operating income/(loss)	(1,345)	2,904	(243,314)	27,163

Other income/(expense)
Interest expense	(45)	(7)	(150)	(26)
Other, net	(417)	(307)	(1,015)	(413)
Total other expense, net	(462)	(314)	(1,165)	(439)

Income/(loss) before income taxes	(1,807)	2,590	(244,479)	26,724
Expense/(benefit) for income taxes	626	2,376	(7,409)	12,902
Income/(loss) before equity method investment	(2,433)	214	(237,070)	13,822
Income/(loss) from equity method investment	120	79	333	208
Net income/(loss)	€(2,313)	€293	€(236,737)	€14,030

Earnings per share available to common stockholders:
Basic	€(0.01)	€0.00	€(0.67)	€0.04
Diluted	(0.01)	0.00	(0.67)	0.04
Shares used in computing earnings per share:
Basic	353,543	352,192	353,151	351,856
Diluted	353,543	357,387	353,151	356,784

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
(1) Includes share-based compensation as follows:
Cost of revenue	€70	€66	€190	€204
Selling and marketing	231	463	908	1,864
Technology and content	904	1,137	3,085	4,783
General and administrative	2,490	3,660	7,199	8,805

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€41	€61	€141	€280
Amortization of internal use software and website development costs included in technology and content	997	865	2,919	2,345
Amortization of internal use software costs included in general and administrative	82	175	407	468
Amortization of acquired technology included in amortization of intangible assets	12	36	84	107

(3) Includes related party expense as follows:
Cost of revenue	€(32)	€11	€(32)	€33
Selling and marketing	38	35	126	198
Technology and content	19	123	104	385
General and administrative	9	23	31	43

trivago N.V. Condensed consolidated statements of cash flows
(€ thousands) (unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Operating activities:
Net income/(loss)	€(2,313)	€293	€(236,737)	€14,030
Adjustments to reconcile net income/(loss) to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	2,653	2,712	8,279	7,531
Amortization of intangible assets	12	421	373	1,263
Goodwill impairment loss	—	—	207,618	—
Impairment of long-lived assets including internal-use software and website development	549	—	549	96
Share-based compensation	3,695	5,326	11,382	15,656
Deferred income taxes	508	254	(6,914)	1,986
Foreign exchange losses	480	270	123	401
Expected credit (gains)/ losses	(550)	192	1,836	538
Loss on disposal of fixed assets	60	—	144	1
Gain from settlement of asset retirement obligation	(102)	—	(137)	(209)
Gain from lease termination	(21)	—	(56)	—
(Income)/loss from equity method investment	(120)	79	(333)	(50)
Changes in operating assets and liabilities:
Accounts receivable, including related party	(14,266)	11,348	41,224	(2,859)
Prepaid expenses and other assets	4,540	453	(1,603)	2,356
Accounts payable	2,535	(17,394)	(26,011)	14,901
Payroll liabilities	(322)	591	(907)	(4,423)
Accrued expenses and other liabilities	(2,151)	665	2,881	1,981
Deferred revenue	(198)	(411)	(1,758)	(1,069)
Taxes payable/receivable, net	(39)	(10,422)	225	(2,293)
Net cash provided by/(used in) operating activities	€(5,050)	€(5,623)	€178	€49,837

Investing activities:
Purchase of investments	—	(10,000)	(8,850)	(10,000)
Proceeds from sale of business (net of cash sold)	292	—	292	—
Capital expenditures, including internal-use software and website development	(1,454)	(3,085)	(4,629)	(6,290)
Proceeds from sale of fixed assets	587	3	624	30
Net cash used in investing activities	€(575)	€(13,082)	€(12,563)	€(16,260)

Financing activities:
Proceeds from exercise of option awards	19	28	59	193
Repayment of other non-current liabilities	(67)	(66)	(202)	(234)
Net cash used in financing activities	€(48)	€(38)	€(143)	€(41)

Effect of exchange rate changes on cash	(523)	275	(532)	263
Net increase/(decrease) in cash, cash equivalents and restricted cash	€(6,196)	€(18,468)	€(13,060)	€33,799
Cash, cash equivalents and restricted cash at beginning of the period	213,679	216,575	220,543	164,308
Cash, cash equivalents and restricted cash at end of the period	€207,483	€198,107	€207,483	€198,107

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Supplemental cash flow information:
Cash paid for interest	€45	€5	€150	€47
Cash paid for taxes, net of (refunds)	152	12,543	(737)	13,215
Non-cash investing and financing activities:
Fixed assets-related payable	€—	€314	€—	€314

Earnings Per Share and Ownership of the Company
Basic and diluted earnings per share of common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B shares outstanding during the period.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Numerator (€ thousands)
Net income/(loss)	€(2,313)	€293	€(236,737)	€14,030

Denominator (in thousands)
Weighted average number of common shares:
Basic	353,543	352,192	353,151	351,856
Diluted	353,543	357,387	353,151	356,784

Net income/(loss) per share:
Basic(1)	€(0.01)	€0.00	€(0.67)	€0.04
Diluted(2)	€(0.01)	€0.00	€(0.67)	€0.04
(1) Basic net income/(loss) per common share is computed by dividing (A) net income/(loss) by (B) basic weighted average common shares outstanding.
(2) Diluted net income/(loss) per common share is computed by dividing (A) net income/(loss) (B) the diluted weighted average common shares outstanding, which has been adjusted to include potentially dilutive securities. Diluted net income/(loss) per common share for the period ended September 30, 2020 does not include the effects of the exercise of then-outstanding stock options as the inclusion of these instruments would have been anti–dilutive.

The split between Class A and Class B shares of trivago N.V. as of September 30, 2020 is as follows:

	Class A shares	Class B shares	Total
Number of shares	55,482,958	298,187,967	353,670,925
Shares in %	16%	84%	100%

trivago N.V. Key Metrics

•The following metrics are intended as a supplement to the financial information found in this review and the financial statements included in our filings with the Securities and Exchange Commission ("SEC"). In the event of discrepancies between amounts in these tables and our historical financial statements, readers should rely on our filings with the SEC and our most recent financial statements filed with the SEC.
•We intend to periodically review and refine the definition, methodology and appropriateness of each of our supplemental metrics. As a result, metrics are subject to removal and/or change, and such changes could be material.
•These metrics do not include adjustments for one-time items, acquisitions, foreign exchange or other adjustments.
•Some numbers may not add due to rounding.

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
ROAS by segment
Americas	251.3%	123.7%	146.7%	124.9%
Developed Europe	163.1%	135.6%	164.6%	143.6%
Rest of World	227.0%	100.2%	130.1%	111.5%
Consolidated ROAS	190.3%	122.8%	150.6%	129.0%

Qualified Referrals by segment (in millions)
Americas	15.2	43.0	54.9	117.0
Developed Europe	40.0	65.0	81.2	162.3
Rest of World	27.3	54.0	63.9	143.3
Consolidated Qualified Referrals	82.5	162.0	200.0	422.6

RPQR by segment
Americas	€1.00	€2.24	€1.39	€2.13
Developed Europe	0.81	1.60	1.17	1.77
Rest of World	0.39	0.86	0.59	0.94
Consolidated RPQR	€0.71	€1.53	€1.04	€1.59

Notes & Definitions:

Current Ratio: The current ratio is used to measure the company´s ability to pay off its short-term liabilities with its current assets and is an important measure of liquidity. The current ratio is calculated by dividing the company´s total current assets by the company´s total current liabilities.

Referral Revenue: We use the term “referral” to describe each time a visitor to one of our websites or apps clicks on a hotel offer or advertisement in our search results and is referred to one of our advertisers. We charge our advertisers for each referral on a cost-per-click (CPC) or cost-per-acquisition (CPA) basis.

ROAS: The ratio of our Referral Revenue to our Advertising Spend in a given period, or Return On Advertising Spend. We invest in multiple marketing channels, such as: TV; out-of-home advertising; search engine marketing; display advertising campaigns on advertising networks, affiliate websites, social networking sites and email marketing; online video; mobile app marketing and content marketing.

RPQR: We use average Revenue Per Qualified Referral, to measure how effectively we convert Qualified Referrals to revenue. RPQR is calculated as Referral Revenue divided by the total number of Qualified Referrals in a given period.

Qualified Referral: We define a Qualified Referral as a unique visitor per day that generates at least one referral. For example, if a single visitor clicks on multiple hotel offers in our search results in a given day, they count as multiple referrals, but as only one Qualified Referral.

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We define Adjusted EBITDA as net income/(loss) adjusted for:
–income/(loss) from equity method investment,
–expense/(benefit) for income taxes,
–total other (income)/expense, net,
–depreciation of property and equipment and amortization of intangible assets,
–impairment of, and gains and losses on disposals of, property and equipment,
–impairment of intangible assets and goodwill,
–share-based compensation, and
–certain other items, including restructuring.

From time to time going forward, we may exclude from Adjusted EBITDA the impact of certain events, gains, losses or other charges (such as restructuring charges and significant legal settlements) that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Net income/(loss)	€(2.3)	€0.3	€(236.7)	€14.0
Income/(loss) from equity method investment	0.1	0.1	0.3	0.2
Income/(loss) before equity method investment	€(2.4)	€0.2	€(237.1)	€13.8
Expense/(benefit) for income taxes	0.6	2.4	(7.4)	12.9
Income/(loss) before income taxes	€(1.8)	€2.6	€(244.5)	€26.7
Add/(less):
Interest expense	0.0	0.0	0.2	0.0
Other, net	0.4	0.3	1.0	0.4
Operating income/(loss)	€(1.4)	€2.9	€(243.3)	€27.2
Depreciation of property and equipment and amortization of intangible assets	2.7	3.1	8.7	8.8
Impairment of, and gains and losses on disposals of, property and equipment	0.5	0.0	0.6	(0.1)
Impairment of intangible assets and goodwill	—	—	207.6	—
Share-based compensation	3.7	5.3	11.4	15.7
Certain other items, including restructuring	0.6	—	6.3	—
Adjusted EBITDA	€6.1	€11.3	€(8.9)	€51.5
Note: Some figures may not add due to rounding. We have reclassified certain amounts related to our prior period results to conform to our current period presentation.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the global and local economy, the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we have experienced and may in the future experience an additional impairment of goodwill and increasing expenses for expected credit loss;
•marketplace changes or payment concessions we may make for our advertisers or their ability to satisfy their financial obligations as a result of COVID-19;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues may decrease;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.